PROSPECTUS

4,453,969 Shares of Common Stock

EMPIRE FINANCIAL HOLDING COMPANY

The selling stockholders named in this prospectus (the “Selling Stockholders”) are offering to sell up to an aggregate of 4,453,969 shares of our common stock, as follows:

296,922	Shares of common stock
2,672,437	Shares of common stock underlying debentures
1,484,610	Shares of common stock underlying warrants

The shares of our common stock covered by this prospectus are being registered for resale by the Selling Stockholders, from time to time in transactions (which may include block transactions) on the American Stock Exchange (or other markets on which shares of our common stock are then traded), in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the Selling Stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, but if shares are sold through broker-dealers, commissions will not exceed 8%. We will not receive any of the proceeds from the sale of these securities. However, we will receive a total of $3,889,678.20 if all the warrants underlying some of the shares being offered are exercised in full.

Shares of our common stock are traded on the American Stock Exchange under the symbol “EFH”. On May 17, 2007 the closing price of our common stock was $1.65 per share.

See “Risk Factors” beginning on Page 4 for the factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2007.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	3
SUMMARY	4
RISK FACTORS	5
REPORTS TO SECURITY HOLDERS	11
INCORPORATION OF DOCUMENTS BY REFERENCE	11
FORWARD LOOKING STATEMENTS	12
USE OF PROCEEDS	12
SELLING STOCK HOLDERS	13
PLAN OF DISTRIBUTION	18
LEGAL MATTERS	20
EXPERTS	20

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that statute, have filed various reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at 100 F Street, N.E. Washington, D.C. 20549, and at its regional offices located at 3 World Financial Center, New York, NY 10021. You can get copies of these reports and other information from these offices upon payment of the required fees. These reports and other information can also be accessed from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on operations of the public reference room by calling the Securities and Exchange Commission at (800) SEC-0330.

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act with respect to the shares offered by this Prospectus. This Prospectus, which forms a part of the registration statement, provides information as to the shares and warrants covered by the filing. However, this Prospectus does not contain all of the information included in the registration statement and the accompanying exhibits. You can get copies of the registration statement and the accompanying exhibits from the Securities and Exchange Commission upon payment of the required fees or it may be inspected free of charge at the public reference facilities and regional offices referred to above.

You may rely only on the information contained in this Prospectus, including the documents incorporated in this Prospectus by reference. We have not authorized anyone to provide information that is different from that contained in this Prospectus. This Prospectus may only be used where it is legal to sell these securities. The information in this Prospectus may not be accurate after the date appearing on the cover.

SUMMARY

Overview

We provide a full range of brokerage and investment banking services, including corporate finance, asset management, market making and investment advisory services to individual investors, corporations, independent registered representatives, unaffiliated broker-dealers and institutional and wholesale customers in all 50 states and also in Europe, Asia and other locations.

The Offering

The shares of our common stock covered by this Prospectus are being registered for resale by the Selling Stockholders, from time to time in transactions (which may include block transactions) on the American Stock Exchange (or other markets on which shares of our common stock are then traded), in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the Selling Stockholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

Selling Stockholders

The Selling Stockholders consist of 11 QIB institutional investors and 20 other accredited investors, all of whom acquired their shares of common stock, or the warrants or debentures underlying the shares of common stock offered hereby, in transactions with us. The specific transaction in which these shares were acquired is detailed in the Selling Stockholders section later in this Prospectus. Empire Financial Holding Company (“Empire” or the “Company”) will receive none of the proceeds from the sale of shares by the Selling Stockholders. However, if all of the warrants underlying shares of common stock covered hereby are exercised Empire will receive aggregate proceeds of $3,889,678.20, all of which will be added to Empire’s working capital.

Corporate Information

We were organized in 2000 under the laws of Florida. Our principal executive office is located at 2170 West State Road 434, Suite 100, Longwood, Florida 32779, telephone number (800) 569-3337.

RISK FACTORS

The securities offered by the Selling Stockholders involve a high degree of risk and should only be purchased by persons who can afford to lose their entire investment. Prospective purchasers should carefully consider, among other things, the following risk factors and the other information in this Prospectus, including our financial statements and the notes to those statements, prior to making an investment decision.

Failure of our securities brokerage subsidiaries to maintain required minimum net capital may subject them to fines, penalties and other sanctions including suspension or expulsion as broker-dealers.

Our securities brokerage subsidiaries, Empire Financial Group, Inc. (“EFG”) and Jesup & Lamont Securities Corporation (“Jesup”), are subject to SEC Uniform Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

On February 6, 2006, EFG received a letter from the National Association of Securities Dealers (“NASD”) threatening disciplinary action for failure to maintain required net capital during the period from September 2003 to February 14, 2005 and alleging its violation of other NASD rules. The NASD calculated the range of net capital deficiencies during that period as between approximately $488,000 and $1.833 million.

On April 25, 2006, the Company notified the NASD and SEC that as a result of a routine examination of the Company in April 2005, the Company was under the minimum net capital requirement for that period. It was determined that the trading operation was not properly terminating, in the computer trading platforms, the stocks in which the Company makes a market. The technical error made it appear that the Company was making a market between 39 and 78 more stocks. The Company also utilized a restricted stock position for net capital purposes that was eligible to become unrestricted, but the Company had not yet submitted the documents to the transfer agent to have it cleared.

On August 11, 2006, EFG was notified by the NASD that the NASD considered secured notes receivable from employees totaling $1,348,357 as non-allowable assets which would have placed EFG in a net capital violation. Before giving effect to the NASD position, EFG had determined that its net capital at June 30, 2006 was $885,923, which exceeded the minimum net capital requirement by $364,423 (an excess amount challenged by the NASD). Although the Company disagreed with the NASD position, as a result of the notification from the NASD, on August 11, 2006, the Company called the demand notes and ordered its clearing company to sweep the securities pledged as collateral for the notes from a segregated account to and deposit the securities in the name of EFG in its general marketable securities account. EFG then re-classified the amounts previously recorded as secured demand notes receivable as marketable securities owned, at market value. Further, pursuant to a request by the NASD, the Company also filed a net capital deficiency notification under Exchange Act Rule 17a 11 with the SEC and NASD on August 11, 2006.

At this time we cannot determine the nature or severity of any legal or other regulatory sanctions that might be imposed on EFG, certain of its current or former officers, or on certain of its employees in connection with the threatened NASD disciplinary action or the claimed failure to meet net capital requirements in 2005 and 2006, but any sanctions could include fines, penalties, disgorgement of profits, the issuance of cease and desist orders or suspension or expulsion as a broker-dealer.

Failure to maintain the required net capital may subject EFG and/or Jesup to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require EFG’s and/or Jesup’s liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a shareholder, employee or affiliate, if the payment would reduce the firm’s net capital below a certain level.

At December 31, 2006, EFG reported net capital of $1,451,217, which was $929,717 above the required net capital of $521,500. At December 31, 2006, Jesup reported net capital of $358,443, which was $258,443 above the required net capital of $100,000.

Failure to maintain American Stock Exchange Listing

We cannot assure you that we will be able to continue to satisfy the requirements necessary to remain listed on the American Stock Exchange (“AMEX”) or that the AMEX will not change its rules or that the AMEX will not take additional actions to delist our common stock. If for any reason, our stock were to be delisted from the AMEX, we may not be able to list our common stock on another national exchange or market. If our common stock is not listed on a national exchange or market, the trading market for our common stock may become illiquid. Upon any such delisting, our common stock could become subject to the penny stock rules of the SEC, which generally are applicable to equity securities with a price of less than $5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and ask quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, before a transaction in a penny stock that is not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. As a result of these requirements, if our common stock were to become subject to the penny stock rules, it is likely that the price of our common stock would decline and that our stockholders would find it more difficult to sell their shares.

Failure to successfully transition the Long Island Office

In March 2007, we acquired the independent office in Long Island. Due to the uncertainty of several factors such as the ability to retain the brokers, market conditions and regulatory factors, there is no assurance that the intangible assets to be recorded under purchase accounting will not be written down in the future as impaired assets.

We are at competitive disadvantages to a number of companies.

Our competitors generally have greater marketing, financial and technical resources than ours. These competitors can offer a wider range of services and financial products than we can. Our competitors also have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We expect that new competitors or alliances among competitors will emerge and may acquire significant market share. We cannot operate successfully, and may not be able to continue to operate, unless we overcome these competitive disadvantages.

Control of our Company by a single shareholder limits the power of other shareholders to influence decisions.

EFH Partners and its individual members beneficially own approximately 39.6% of our outstanding common stock. As a result of their stock ownership EFH Partners can elect all of our directors and approve or disapprove all matters requiring stockholder approval, such as selling substantially all of our assets, merging with another entity or changing our Certificate of Incorporation. EFH’s controlling position effectively limits the voting power of other stockholders. Further, the Chairman of our Board of Directors is also co-managing director of EFH Partners, further increasing EFH Partners’ influence over our business and affairs. Additionally, EFH Partners acquired its controlling position in mid-2005 and it is too early for investors to analyze the effect of its position.

The occurrence of losses not reflected on our statement of financial condition could reduce our operating results and impair our liquidity without adequate prior notice to investors.

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customer’s obligations. Additional credit risk occurs if the clearing brokers of affiliates do not fulfill their obligations. Though we regularly monitor the activity in our customer accounts for compliance with margin requirements, rapid change in market value or lack of liquidity for securities held in margin accounts could impose losses on us. In addition, we have sold securities which we do not currently own and therefore will be obligated to purchase the securities at a future date. We have recorded these obligations in our financial statements at December 31, 2006 at the market values of the securities and will incur a loss if the market value increases subsequent to December 31, 2006. The occurrence of these off-balance sheet losses could impair our liquidity and force us to reduce or curtail operations.

Concentrations of credit risk increase the risk of material harm from defaults.

We are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counterparty. Our cash in bank accounts, at times, exceeds the Federal Deposit Insurance Corporation (“FDIC”) insurable limit of $100,000. We have not experienced any previous losses due to this policy. The concentration of these credit risks increases the magnitude of the harm we would suffer in the event of default.

Potential losses or sanction as a result of employee misconduct

Employee misconduct could result in regulatory sanctions and unanticipated costs to us. Because our business involves handling cash and marketable securities on behalf of our customers, employee misconduct could result in unknown and unmanaged risks or losses. Misconduct by employees could also include binding us to transactions that exceed authorized limits or present unacceptable risks or unauthorized or unsuccessful activities. If these losses are significant they could materially reduce our income and impair our liquidity.

Market price fluctuations could result in lost revenues to us and adversely affect our profitability.

Our order execution services involve the purchase and sale of securities predominantly as principal, instead of buying and selling securities as an agent for our customers. As a result, we may own securities or may be required to buy or sell securities to complete customer transactions. During the period that we own the securities or may be required to buy or sell securities, market prices could fluctuate significantly which could result in lost revenues to us and adversely affect our profitability.

Termination of business relationships with us by our network of independent registered representatives

Our independent registered representatives could terminate their relationships with us on little or no notice and could associate with another broker-dealers. The independent registered representatives can transfer their client accounts which could adversely affect our revenues.

Resolution of threatened SEC enforcement action

In November 2005, we received and executed a settlement offer from the SEC resolving and removing the threat of an enforcement action brought to our attention in May 2004 for our role in trading mutual fund shares on behalf of our clients. The settlement is subject to ratification by the SEC main office in Washington, D.C. In 2005, we placed $350,000 in an escrow account and we continue to maintain that escrow amount against the estimated final cost of the proposed settlement.

Our administrative costs, including compliance with section 404 of the Sarbanes-Oxley Act, will be significantly higher than they are now, which will make it more difficult for us to be profitable and effect our cash flow. Difficulties in complying with section 404 of the Sarbanes-Oxley Act would affect our market value.

The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the AMEX, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

In particular, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Commencing in 2007, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financing reporting, as required by Section 404 of the Sarbanes-Oxley Act. Beginning in 2008, our independent registered public accounting firm will be required to evaluate and test our internal control over financial reporting, and to issue an opinion on the effectiveness of our internal control over financial reporting. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur a substantial accounting expense and expend a significant amount of management’s time on compliance-related issues. We currently do not have an internal audit group, and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Securities and Exchange Commission, the AMEX or other regulatory authorities, which would require additional financial and management resources. In addition, if we are unable to meet filing deadlines for reports required by the Securities Exchange Act, our securities could be delisted from the AMEX. If our securities were delisted, trading, if any, in our securities would be conducted in the over the counter market on the NASD’s “OTC Bulletin Board.” Consequently, the liquidity of our securities could be impaired.

Future sales or the potential for sale of a substantial number of shares of common stock could cause the trading price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. We had 10,908,290 shares of common stock issued and outstanding at April 19, 2007 and an additional 11,600,339 shares of common stock underlying options, warrants and convertible securities. The exercise or conversion of these securities and the sale of the underlying shares could depress the price of our common stock.

The existence of outstanding options, warrants, convertible preferred stock and convertible debt could impair our ability to raise capital through subsequent equity offerings.

The existence of outstanding options, warrants, convertible preferred stock, and convertible debt may adversely affect the terms at which we could obtain capital through additional equity financings. The holders of these options, warrants and convertible preferred stock have the opportunity to profit from a rise in the value or market price of our common stock and to exercise or convert them at a time when we could obtain equity capital on more favorable terms than those contained in these securities. The existence of these securities could impair our ability to raise capital through subsequent equity offerings.

We may issue shares of preferred stock in the future, which could depress the price of our stock.

Our corporate charter authorizes us to issue shares of “blank check” preferred stock. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval.

We may experience significant fluctuations in our quarterly operating results due to the nature of our business and therefore may fail to meet profitability expectations.

Our revenue and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including fluctuating gains and losses in our trading income, turnover in our brokers, and the level of investment banking transactions completed by us and the level of fees we receive from those transactions. Accordingly, our operating results may fluctuate significantly in any particular quarter or year.

We may incur significant losses from trading and investment activities due to market fluctuations and volatility.

We may maintain trading and investment positions in the equity markets. To the extent that we own securities, i.e., long positions, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold securities that we do not own, i.e., short positions, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

We may from time to time have a trading strategy consisting of holding a long position in one security and a short position in another security from which we expect to earn revenues based on changes in the relative value of the two securities. If, however, the relative value of the two securities changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

Our business could be adversely affected by a downturn in the financial markets.

As a securities broker-dealer, our business is materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Many factors or events could lead to a downturn in the financial markets including war, terrorism, natural catastrophes and other types of disasters. These types of events could cause people to begin to lose confidence in the financial markets and their ability to function effectively. If the financial markets are unable to effectively prepare for these types of events and ease public concern over their ability to function, our revenues are likely to decline and our operations will be adversely affected.

Our revenues may decline in adverse market or economic conditions.

Our investment banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and therefore may be adversely affected by any downturn in the securities markets. Additionally, a downturn in market conditions may lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in the revenues we would otherwise receive from commissions and spreads. Should these adverse financial and economic conditions appear and persist for any extended period of time, we will incur a further decline in transactions and revenues that we receive from commissions and spreads.

We depend on our senior employees and the loss of their services could harm our business.

Our success is dependent in large part upon the services of several of our senior executives and employees. We do not maintain and do not intend to obtain key man insurance on the life of any executive or employee. If our senior executives or employees terminate their employment with us and we are unable to find suitable replacements in relatively short periods of time, our operations may be materially and adversely affected.

Our risk management policies and procedures may leave us exposed to unidentified risks or an unanticipated level of risk.

The policies and procedures we employ to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. We cannot assure you that our policies and procedures will effectively and accurately record and verify this information.

We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. We believe that we effectively evaluate and manage the market, credit and other risks to which we are exposed. Nonetheless, the effectiveness of our ability to manage risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in earnings, increases in our credit risk to customers as well as to third parties and increases in general systemic risk.

Credit risk exposes us to losses caused by financial or other problems experiences by third parties.

We are exposed to the risk that third parties, owing us money, securities or other assets will not perform their obligations. These parties include:

•	trading counterparties;
•	customers;
•	clearing agents;
•	exchanges;
•	clearing houses; and
•	other financial intermediaries as well as issuers whose securities we hold.

These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from:

•	holding securities of third parties;
•

executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and

•	extending credit to clients through bridge or margin loans or other arrangements.

Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues and perhaps our ability to borrow in the credit markets.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

The securities industry is rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Some of our competitors also offer a wider range of services and financial products than we do and have greater name recognition and a larger client base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. They may also be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. We may not be able to compete effectively with current or future competitors and competitive pressures faced by us may harm our business.

REPORTS TO SECURITY HOLDERS

We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-K, 10-QSB and 10-KSB with the Securities and Exchange Commission.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by us with the Securities and Exchange Commission are incorporated in this Prospectus by reference:

(1)	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and Annual Report on Form 10-KSB, as amended by Form 10-KSB/A, Amendment No. 3 for the fiscal year ended December 31, 2005;
(2)

Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, and Amendment No.1 to the Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2005, June 30, 2006 and September 30, 2006;

(4)	Current Reports on Form 8-K filed on March 13, March 27, and April 4, 2007;
(5)	Current Reports on Form 8-K filed on November 14, 2006 and March 13, 2007, as amended by Amendments Nos. 1 on Form 8-K/A filed on January 24, 2007 and March 23, 2007;
(6)

Each document filed after the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act but before this offering terminates is incorporated in this Prospectus by reference and is to be treated as part of this Prospectus from the date it was filed. Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus by reference is modified or superseded to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is incorporated in this Prospectus by reference modifies or supersedes such statement.

Upon written or oral request, we will provide, without charge, each person to whom a copy of this Prospectus is delivered, a copy of any document incorporated by reference in this Prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Empire Financial Holding Company, 2170 West State Road 434, Suite 100, Longwood, Florida 32779, telephone number (800) 569-3337, Attention: James Matthew, Chief Financial Officer.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SHARES OF OUR COMMON STOCK COVERED BY THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

FORWARD LOOKING STATEMENTS

This Prospectus contains forward-looking statements based on current expectations, assumptions, estimates and projections about us and the industry in which we operate. We use words such as plans, believes, expects, future, intends and similar expressions to identify forward-looking statements. These forward-looking statements involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors more fully described elsewhere in this Prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The shares of our common stock offered by this Prospectus are being registered for the account of the Selling Stockholders. We will not receive any of the proceeds from the sale of these shares. However, the shares offered by this Prospectus include 1,484,610 shares underlying warrants. Assuming the exercise of all of these warrants we would receive proceeds of approximately $3,889,678.20 in the aggregate, which we would use for additional working capital.

SELLING STOCK HOLDERS

The following table sets forth the information as to the ownership of our securities by the Selling Stockholders on April 19, 2007. On April 19, 2007, 10,908,290 shares of our common stock were outstanding. Unless otherwise indicated, it is assumed that each Selling Stockholder listed below possesses sole voting and investment power with respect to the shares owned as of such date by the Selling Stockholder, including those issuable upon exercise of warrants or options. In addition, other than indicated below, none of the Selling Stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this Prospectus upon the exercise of options and warrants or conversion of convertible securities. Each Selling Stockholder’s percentage ownership is determined by dividing the number of shares beneficially owned by that person by the total number of shares beneficially owned, increased to reflect the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

Selling Stockholder	Shares Owned Before the Offering	Number of Shares that May Be Sold		Shares to be Owned After the Offering	Percentage of Common Stock Owned After The Offering
Alpha Capital Anstalt 150 Central Park South Second Floor New York, NY 10019	244,642	244,642	(1)	0	0

Apex Investment Fund 225 West Washington Suite 1600 Chicago, IL 60606	122,318	122,318	(2)	0	0

Alain Aysseh 25 Sutton Place South #15G New York, NY 10022	61,159	61,159	(3)	0	0

Alfred Aysseh 25 Sutton Place South #15G New York, NY 10022	122,318	122,318	(4)	0	0

Aysseh Family LLC 25 Sutton Place South #15G New York, NY 10022	122,318	122,318	(5)	0	0

Ed Cabrera 650 5th Ave. 3rd Floor New York, NY 10019	420,808	305,808	(6)	115,000	1.05%

Cranshire Capital, LP 3100 Dundee Road, Suite 703 Northbrook, IL 60062	211,673	125,521	(7)	86,152	*

William D. Corbett 172 Beach Road Belvedere, CA 94920	281,200	93,337	(8)	187,863	1.72%

Selling Stockholder	Shares Owned Before the Offering	Number of Shares that May Be Sold		Shares to be Owned After the Offering	Percentage of Common Stock Owned After The Offering
Cordillera Fund, L.P. Andrew Carter Capital, Inc. 8201 Preston Road, Suite 400 Dallas, TX 75225	152,901	152,901	(9)	0	0

Crestview Capital Master, LLC 95 Revere Drive, Suite A Northbrook, IL 60062	272,288	156,902	(10)	115,386	1.06%

Punch Bowl Holding Corporation f/n/a Jesup & Lamont Holding Company 650 Fifth Ave. New York, NY 10019	1,833,637	183,483	(11)	1,650,154	15.13%

Donald G. Drapkin 35 East 62nd Street New York, NY 10021	94,141	94,141	(12)	0	0

Enable Growth Partners LP One Ferry Building, Suite 255 San Francisco, CA 94111	381,190	313,804	(13)	67,386	*

Egatniv, LLC 150 West 46th Street 6th Floor New York, NY 10036	31,380	31,380	(14)	0	0

Iroquois Master Fund Ltd. 641 Lexington Avenue 26th Floor New York, NY 10022	211,673	125,521	(15)	86,152	*

Michael R. Jacks 204 Bret Harte Road San Rafael, CA 94901	375,341	187,478	(16)	187,863	1.72%

Ivan Lieberburg 85 Hillcrest Road Berkeley, CA 94705	122,318	122,318	(17)	0	0

Brady T. Lipp c/o Akros Capital 230 Park Ave. 7th Floor New York, NY 10169	61,159	61,159	(18)	0	0

Michelle Lipp 16 Catherine Place Katonah, NY 10536	30,576	30,576	(19)	0	0

Selling Stockholder	Shares Owned Before the Offering	Number of Shares that May Be Sold		Shares to be Owned After the Offering	Percentage of Common Stock Owned After The Offering
Longview Fund, LP 600 Montgomery Street, 44th Floor San Francisco, CA 94111	405,808	305,808	(20)	100,000	*

Peter R. McMullin 2062 NW 29th Road Boca Raton, FL 33431-6304	91,741	91,741	(21)	0	0

Porter Partners, L.P. 300 Drakes Landing Road, Suite 175 Greenbrae, CA 94904	279,209	156,902	(22)	122,307	1.12%

RHP Master Fund Ltd. c/o Rock Hill Investment Management, L.P. Three Bala Plaza – East, Suite 585 Bala Cynwyd, PA 19004	125,521	125,521	(23)	0	0

Rockmore Investment Master Fund Ltd. 150 East 58th Street New York, NY 10155	122,318	122,318	(24)	0	0

Karl Patrick Tourville 9516 Wyoming Ave. South Bloomington, MN 55438	61,159	61,159	(25)	0	0

Vanguard Capital, LLC 5422 Carrier Drive, Suite 309 Orlando, FL 32819	152,901	152,901	(26)	0	0

Venshar Inc. 136 East South Temple, Suite 2112 Salt Lake City, Utah 84111	251,043	251,043	(27)	0	0

Thomas M. Vertin 501 Nebraska Avenue P.O. Box 111 Breckenridge, MN 56520	152,901	152,901	(28)	0	0

Warrant Strategies Fund, LLC 350 Madison Avenue New York, NY 10017	405,808	305,808	(29)	100,000	*

A. Morgan Wright 825 SE Bishop Blvd. #140 Pullman, WA	29,993	29,993	(30)	0	0

Barry W. Yerger, Jr. and Ingrid Yerger 102 Lands End Road Greenville, DE 19807	40,790	40,790	(31)	0	0

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Less than 1*

(1)	Includes 81,545 shares underlying warrants and 146,788 shares underlying debentures. Investment making authority for Alpha Capital Anstalt is vested in Konrad Ackerman, Director.
(2)

Includes 40,770 shares underlying warrants and 73,394 shares underlying debentures. Investment making authority for Apex Investment Fund V, LP is vested in Lon H.H. Chow. George Middleman, Managing Member of the General Partner of Apex Investment Fund V, LP, was a director of Jesup prior to its merger with Empire Financial Holdings.

(3)	Includes 20,385 shares underlying warrants and 36,697 shares underlying debentures.
(4)

Includes 40,770 shares underlying warrants and 73,394 shares underlying debentures. Mr. Aysseh purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, had no agreements or understandings directly or indirectly with any person to sell the stock.

(5)	Includes 40,770 shares underlying warrants and 73,394 shares underlying debentures.
(6)

Includes 101,935 shares underlying warrants and 183,486 shares underlying debentures. Mr. Cabrera purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, had no agreements or understandings directly or indirectly with any person to sell the stock.

(7)

Includes 41,840 shares underlying warrants, 75,313 shares underlying debentures and 30,768 shares underlying Preferred Stock. Investment making authority for Cranshire Capital, LP is vested in Mitchell P. Kopin, President of its general partner, Downsview Capital. Cranshire Capital, LP’s beneficial ownership of common stock includes 86,152 shares.

(8)

Includes 31,110 shares underlying warrants and 56,005 shares underlying debentures. Mr. Corbett purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, had no agreements or understandings directly or indirectly with any person to sell the stock.

(9)	Includes 50,965 shares underlying warrants and 91,743 shares underlying debentures. Investment making authority for Cordillera Fund, L.P. is vested in James P. Andrew, General Partner.
(10)

Includes 90,762 shares underlying warrants, 94,142 shares underlying debentures and 76,924 shares underlying Preferred Stock. Investment making authority for Crestview Capital Master, LLC is vested in Stewart R. Flink, Manager. Mr. Flink purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, had no agreements or understandings directly or indirectly with any person to sell the stock.

(11)

Includes 61,160 shares underlying warrants and 110,091 shares underlying debentures. Investment making authority for Punch Bowl Holding Corporation is vested in Stephen J. DeGroat, Chairman of the Holding Company of Affiliate, Jesup.

(12)	Includes 31,380 shares underlying warrants and 56,485 shares underlying debentures.
(13)	Includes 104,600 shares underlying warrants and 188,284 shares underlying debentures. Investment making authority for Enable Growth Partners LP is vested in Mitch Levine, Managing Partner.
(14)	Includes 10,460 shares underlying warrants and 18,828 shares underlying debentures. Investment making authority for Egatniv, LLC is vested in Seth Farbman.
(15)	Includes 41,840 shares underlying warrants and 75,313 shares underlying debentures. Investment making authority for Iroquois Master Fund Ltd. is vested in Joshua Silverman.
(16)

Includes 62,490 shares underlying warrants and 112,490 shares underlying debentures. Mr. Jacks purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, had no agreements or understandings directly or indirectly with any person to sell the stock.

(17)	Includes 40,770 shares underlying warrants and 73,394 shares underlying debentures.
(18)

Includes 20,385 shares underlying warrants and 36,697 shares underlying debentures. Mr. Lipp purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, had no agreements or understandings directly or indirectly with any person to sell the stock.

(19)

Includes 10,190 shares underlying warrants and 18,348 shares underlying debentures. Ms. Lipp purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, had no agreements or understandings directly or indirectly with any person to sell the stock.

(20)	Includes 101,935 shares underlying warrants and 183,486 shares underlying debentures. Investment making authority for Longview Fund, LP is vested in Peter T. Bent, Chairman.
(21)	Includes 30,580 shares underlying warrants and 55,045 shares underlying debentures.
(22)

Investment making authority for Porter Partners LP is vested in Jeffrey H. Porter, General Partner. Porter Partners LP’s beneficial ownership of common stock includes 61,538 shares underlying Series F Convertible Preferred Stock, convertible within 60 days of the date of this Prospectus, 52,300 shares underlying warrants and 94,142 shares underlying debentures.

(23)	Includes 41,840 shares underlying warrants and 75,313 shares underlying debentures. Investment making authority for RHP Master Fund, Ltd. is vested in Rock Hill Investment Management, L.P.
(24)	Includes 40,770 shares underlying warrants and 73,394 shares underlying debentures. Investment making authority for Rockmore Investment Master Fund Ltd. is vested in Bruce Bernstein.
(25)	Includes 20,385 shares underlying warrants and 36,697 shares underlying debentures.
(26)	Includes 50,965 shares underlying warrants and 91,743 shares underlying debentures. Investment making authority for Vanguard Capital, LLC is vested in James S. Byrd, Jr., Managing Member.
(27)	Includes 83,680 shares underlying warrants and 150,627 shares underlying debentures. Investment making authority for Venshar Inc. is vested in Nancy Gesas, Secretary.
(28)	Includes 50,965 shares underlying warrants and 91,743 debentures.
(29)	Includes 101,935 shares underlying warrants and 183,486 shares underlying debentures. Investment making authority for Warrant Strategies Fund, LLC is vested in Sean Molloy, Portfolio Manager.
(30)	Includes 9,995 shares underlying warrants and 17,999 shares underlying debentures.
(31)

Includes 13,595 shares underlying warrants and 24,476 shares underlying debentures. Mr. and Ms. Yerger purchased the stock in the ordinary course of business, and at the time of purchase of the stock to be resold, had no agreements or understandings directly or indirectly with any person to sell the stock.

The 4,453,969 shares of common stock being offered pursuant to this Prospectus, or the warrants and debentures underlying some of those shares, were sold to the Selling Stockholders named in the above table on March 6, 2007. We sold to accredited institutions and individual investors, units aggregating $7,282,434, consisting of (i) $6,387,158 in principal amount of debentures, (ii) $709,644 of common stock, with five-year warrants to purchase five shares of common stock for every one share of common stock. The debentures will have a term of five years, pay interest at 6.5% per annum, and are convertible to common stock at a price of $2.39 per share. The warrants are exercisable after six months from the date of issue at a price of $2.62 per share. Each share of common stock underlying the units is priced at $2.39, the closing price of the Company’s common stock on March 6, 2007. Commissions and expenses for the offering approximated $550,000. The net proceeds of the offering totaling $6,732,434 were used to pay off $3.4 million of previously issued bridge notes and the remainder will be used for working capital.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this Prospectus is a part;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this Prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this Prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this Prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, New York, New York 10022 will deliver an opinion that the issuance of the shares covered by this Prospectus has been approved by our Board of Directors and that such shares, when issued, will be fully paid and non-assessable under Florida law.

EXPERTS

The consolidated financial statements of Empire Financial Holding Company and subsidiaries as of and for the year ended December 31, 2006 appearing in Empire Financial Holding Company’s annual report on Form 10-KSB for the year ended December 31, 2006 have been audited by Miller Ellin & Company, LLP, an independent registered public accounting firm, as set forth in their report thereon dated March 29, 2007, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Empire Financial Holding Company and subsidiaries as of and for the year ended December 31, 2005, appearing in Empire Financial Holding Company’s annual report on Form 10-KSB for the year ended December 31, 2005, have been audited by Miller Ellin & Company, LLP, as set forth in their report thereon dated, March 14, 2006, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

4,453,969 Shares

Common Stock

EMPIRE FINANCIAL HOLDING COMPANY

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PROSPECTUS

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May 18, 2007